

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Steve Milton
Corporate Secretary
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

Re: **Sabre Corporation**
Form 10-Q
Exhibit No. 10.96
Filed November 6, 2020
File No. 001-36422

Dear Mr. Milton:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance